Exhibit 99.2

Operator: Ladies and Gentlemen thank you for standing by. Welcome to this special conference call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session with instructions to be given at that time. As a reminder, today's conference is being recorded. During the course of this conference call Synopsys and Numerical Technologies may make forward-looking statements regarding the performance of the companies before the proposed merger and as a combined company after the proposed merger and in Synopsys' case regarding its future financial results. While these statements represent each company's best current judgment about its future performance, each company's actual performance is subject to significant uncertainties that could cause actual results to differ materially from those that may be projected, including the risks described in the press releases issued earlier today describing the proposed merger and Synopsys fiscal results in addition to any other risk factors that may be highlighted during this conference call. Listeners should also review each company's most recent 10-K, 10-Q, and 8-K reports on file with the Securities and Exchange Commission as well as the proxy materials that will be filed regarding the proposed merger for important factors that could cause actual results to differ materially from those that may be projected.

At this time I would like to turn the conference over to the Chairman and Chief Executive Officer of Synopsys, Dr. Aart de Geus. Please go ahead sir.

Aart: Good Morning. This is Aart de Geus. Thank you for joining us this morning on such short notice. With me on the call today are Steve Shevick, our CFO, and Naren Gupta, CEO of Numerical Technologies. We're pleased to announce that Synopsys has entered into an agreement to purchase Numerical Technologies, the leader in lithography-enabling solutions for IC manufacturing. I will start by explaining the design for manufacturing landscape and the strategy behind this transaction. Steve will then give a brief overview of the financial implications and Naren will close with the Numerical Technologies perspective. We will then poll for questions.

So let's start with the technical landscape. As you all know semiconductor evolution is governed by an endless hunger for smaller feature sizes. While most of today's chips are manufactured at 0.25 and 0.18 micron, advanced design is mostly done at 0.13 micron. A few dozen designs are progressing at 0.09, also referred to as 90 nanometers, and technology is in the lab for 65 nanometers. These exciting new technologies have come with some costly technical and economic challenges, especially in relation to masks. While at 0.25 micron, masks have cost around $250,000, at 0.13 the price tag goes up to over $500,000 and at 90 nanometer the mask sets may well cost a million or more.

For those of you not familiar with these terms, think of masks as the equivalent of negatives in photography. By shining light through the mask, onto silicon coated with a photosensitive layer, the design intent can be copied onto chip after chip, just like printing photographs. From my description you can probably already guess some of the challenges. Mask complexity has become huge because silicon feature sizes are now even smaller than the wavelength of light. For example, current semiconductor equipment uses a 248-nanometer light wavelength, but is capable of building 130 nanometer features. That's like having a printed digital photograph with visible objects in it that are smaller than one pixel. A number of sophisticated techniques have been developed to meet these challenges. Numerical Technologies is a leader in this field with a strong position in lithography-enabling technology. They pioneered so-called "phase shift mask" techniques, or PSM for short, which allow the creation of featured sizes that are even smaller than the wavelength of light.

Synopsys is not altogether new to this field as our optical proximity correction product, or OPC for short, is used on many designs to improve the resolution of small geometries as well. All these techniques are aptly described by the term "design for manufacturing," and this is where the opportunity lies for the Synopsys-Numerical combination. Together, we not only combine complementary capability, but we can also assemble and invent the techniques needed to simplify the lithography process for 90 nanometers and below.

How does this relate to our main EDA business? It is perfectly adjacent and very complementary. As you remember, the Synopsys-Avant! combination created the most advanced IC design flow, from high-level concept all the way to tape-out. In addition, we inherited not only OPC from Avant!, but also other design-for-manufacturing products. By teaming up with Numerical we greatly accelerate our progress in the DSM market, a market that is of high interest to Synopsys for two reasons. One, the lithography problems are acute and require great technical skill, which we consider one of our strengths. And two, it holds great economic promise given the mushrooming costs of silicon manufacturing.

With the purchase of Numerical, we will increase our impact at the very moment that our customers are growing increasingly anxious for practical solutions. Besides the obvious technology opportunities that I have mentioned, there are other notable business synergies as well. First, Numerical's customer base is largely complementary to ours. Second, selling their product through our worldwide sales and support organization will give their solutions much wider distribution. Third, we are inheriting a very respected team of engineers who will significantly enhance our team. Last, but not least, making Numerical's technology part of a comprehensive silicon design solution will dramatically benefit customers of both companies.

With that, let me turn the call over to Steve to review the financial and logistical aspects of the acquisition.

Steve: Thanks Aart. For those of you who have not seen the press release, we've announced that Synopsys has entered into a definitive agreement to acquire all outstanding shares of Numerical for $7 per share. All Numerical options will be converted into Synopsys options at a ratio based on the average closing prices for Synopsys stock during the five trading days prior to the close. The transaction will be structured as a cash tender offer followed by a back-end merger. The total transaction value is approximately $250 million. Based on our current estimates of transaction costs and Numerical's last reported levels of cash, we estimate the total cash cost to Synopsys to be in the neighborhood of $180 million to $190 million. The tender offer will be commenced as soon as possible and we expect to file our Hart-Scott-Rodino notice in the next couple of days. The agreement is subject to certain conditions including the tender of the majority of the outstanding fully-diluted shares of Numerical, receipt of regulatory approvals and other customary conditions. The closing date is principally dependent on the timing of regulatory approvals, but we expect that it will close in calendar Q1.

The transaction has been approved by the Boards of Directors of both companies, and Numerical's executive officers and directors who collectively own approximately 20% of the outstanding shares of Numerical have signed agreements to tender their shares to Synopsys in the transaction.

Regarding the integration of Numerical and Synopsys, we will follow our proven approach from previous mergers. During the period prior to closure, we intend to have our respective teams get to know each other, review our technology options and assess operational effectiveness.

We expect the acquisition to be dilutive by under $0.10 per share in fiscal 2003 on an EBG basis in part because of a license model shift to conform with the Synopsys model and in part due to the purchase accounting haircut we'll take on Numerical's deferred revenue and backlog. Both of these phenomena should be familiar to you from the Avant! transaction. We expect the acquisition to be accretive on an EBG basis in 2004. We will provide additional details at the closing.

With that, let me pass the mike to Naren who will give Numerical's perspective.

Naren: Thanks Aart and Steve. As interim CEO of Numerical Technologies, I speak for all of Numerical when I say that we are very excited to be joining Synopsys at a critical time in the evolution of our technology.

Synopsys, as you know, is the largest provider of IC design automation software tools and has the highest EDA vendor penetration among the companies moving to the smallest chip geometries. Our technology uniquely suits precisely these customer needs. Although 0.13 micron or 130 nanometer took a bit longer to arrive than originally anticipated, now it is here and the challenges are quite evident. Combining Numerical's state-of-the-art sub-wavelength lithography-enabling technology with Synopsys' design flow holds great promise for our joint customers.

Speaking for our team at Numerical we believe that there is a strong complement between the two companies as both Synopsys and Numerical have shown uncompromising commitment to driving the state-of-the-art in our respective areas. The combination of the companies will significantly accelerate the design for manufacturing markets and reduce the risks and costs to customers already under significant pressure.

In closing, we believe this is a great deal for our customers, shareholders and employees. And on behalf of Numerical management, we would like to thank you, our shareholders, for your support in the past and seek your continued support for this promising transaction.

Aart: Thanks Naren. With that operator let's please poll for questions.


Operators: Ladies and gentleman, if you do wish to ask a question, please press one on your touchtone phone. You will hear a tone indicating you've been placed in queue. If you have pressed one prior to this announcement, we ask you to do so again. You will hear a tone indicating you've been placed in queue, and you may remove yourself from queue at anytime by pressing the pound key. If you are using a speakerphone, please pick up your handset before pressing any numbers. Again, ladies and gentleman, if you do have a question, please press one at this time. One moment please for our first question. We do have a question from the line of Raj Seth with SG Cowen, please go ahead.

Raj: Hi, thank you and congratulations. I'm curious, Aart, how you're thinking about the business model here. Historically, obviously, Numerical was built around a royalty-based model. Can you talk a little bit about whether or not that will be your focus or what kind of business model you envision? And, I have a follow-up.

Aart: Sure. I think it's clear that we have an opportunity to re-look entirely at what is the most appropriate business model. Numerical has a broad set of products, some are in the software side, some are royalty-based on the premise of being used in the fab, and so it's actually a fairly complex situation. What is absolutely clear, though, is that this is in area that is central to the connection between design and fabrication and that many of the customers that we deal with today are very interested in what we may be able to offer. And so my guess is that we'll end up with a continuum of models where we get a little bit of all of the above. I know that may not sound like a very sharp answer, but I think that's the best of our thinking so far.

Raj: Naren, how does this leave Cadence? What happens to the Cadence relationship? Obviously, you've worked closely with them over the last several years. They've embedded some of this technology in their DRC tools. What happens there?

Narena: We have, as you probably know, two agreements with Cadence. One expired on December 31, and the second one goes on until March 31.

Raj: And, so, beyond that, do they have any rights or is whatever technology they've embedded, do they just need to turn it off?

Aart: This is Aart. You know, I think what happens once we close the deal, it's still open, it should be clear that we are very open to discuss with Cadence what would be the best potential continuation of the agreement after we close the deal with Numerical.

Raj: Okay, and a final one for Steve. Steve, what kind of revenues are you implicitly assuming in your guidance for less than $0.10 dilution for '03 from Numerical?

Steve: Yes, Raj, I think that we'll provide additional details when we close and not get into that at this point.

Raj: Okay, thank you.

Operator: We do have a question from the line of Summit Dunda with Bank of America Securities. Go ahead.

Question: Hi. A couple of questions. First, could you just give us a rough idea of the market size that Numerical operates in and what kind of market share's out there and then a follow up?

Aart: Well, this is very much guesswork because the market is an emerging market. It has a lot of investments that are internal to the companies that are doing manufacturing, but you can pretty quickly point at easy I would say $200 million or so today in a variety of small companies, and so my expectation is that this market will grow rapidly because it is clearly in need of invention, as a matter of fact, and of overcoming some of these extremely high cost increases that we're seeing around the transition between design and manufacturing.

Question: Okay, great. And the follow-up I had for Steve, actually. Steve, you indicated that a lot of the reduction in EPS is going to come from the license model and the haircut to the deferred. Could you give any kind of broad quantification to is the reduction primarily due to that or is it a mixture of that and other factors?

Steve: Excuse me, again. I think that's something we will give more details on when we close because the actual impact depends upon the status of backlog and deferred at the time we close and cash balances, etc.

Question: Okay, thank you.

Steve: We do have a question from the line of Jay Vleeschhouwer with Merrill Lynch. Please go ahead.

Jay: Thanks. A couple of questions. Steve or Aart, you talked about having a continuum of license models, but one question would be do you think realistically there's any role at all for a royalty-based model? Is it something that your customers would indefinitely be willing to subscribe to, so to speak, or do you think that it would grow the market more to dispense with production royalty modeling entirely? Then a follow-up.

Aart: I really don't want to actually have an opinion on that until we have an opportunity to really talk with a lot of customers because invariably what I find is that customers at the end of the day are motivated by the just hard economics and royalty models is just one way to achieve a certain set of objectives and so my guess is that some will like it, other would prefer a different model. In any case, we've proven in the past at Synopsys that we can be pretty flexible about building fairly complex models, and so I really would like to talk with the key customers before coming to an opinion actually.

Jay: Okay. Speaking of customers, you mentioned, of course, that there's a critical technology need, overall of course, but was part of the deal done at all, or part of the motivation at all at the behest of any customers? In other words, did Intel or any other customers of Numerical specifically endorse or suggest that you do this as have indicated, for instance, previously with Avant! and Co-design?

Aart: There was no specific push for this by customers like in the situation of Avant!. On the other hand, there have been a number of customers that I've had discussion with that have highlighted the issue around the transition of technology between design and manufacturing, and their worry about what is happening there in terms of both complexity and cost. And out of these discussions it's become clear to us that we would have a good opportunity of actually having some impact in this arena, and I do know of a number of customers that will be very receptive to hearing that we're moving faster on the design-for-manufacturing strategy than we already have.

Jay: And then finally, about a month or so ago you had announced a restructuring of sorts inside the company with some movements of some management inside the company. Where will Numerical sit inside the company when you talk about the remaining management structure for this area?

Aart: Sure. There we'll take the same approach that we've had for example with Avant!, which is in the period between now and closure, the first thing to do is to really get to know the people, actually on both sides, get to understand the product better, and get to start looking at what the roadmap will be going forward. And, what we have invariably done with important mergers is that we delay the final decisions on organization until we really understand who has the talent and the passion for each one of the pieces, but one thing should be clear is that Synopsys already has a number of efforts in DSM, and so we are not at all novices into this arena. This is really an acceleration of our strategy.

Jay: Thanks, Aart.

Aart: You're welcome.

Operator: We do have a question from the line of Garo Toomajanian with RBC Capital Markets. Please go ahead.

Garo: Thanks. I'm wondering if there were other organizations who were looking at acquiring Numerical. With a closing price of $3.70 on Friday, and an agreed-upon price of $7 a share, it seems that there may have been.

Naren: Yes. We had other parties interested in Numerical, but I consider the Synopsys offer at least as good as any other offer we had on the table.

Garo: Can you say either who you were talking to or how many parties you were talking to?

Naren: I don't think I should comment on that right now.

Garo: Okay, fair enough. Thank you.

Operator: We do have a question from the line of Bill Fredericks with D.A. Davidson and Company, please go ahead.

Bill: Okay, good morning, congratulations. I've noted over the past that Numerical has had a kind of "push-me pull-you" relationship with Mentor Graphics because of Mentor's position in physical verification and hand-off from physical to different kinds of resolution enhancement schemes, and I was wondering if you would expect this actually to give greater legs to your own HERCULES product line. That's question one. With design rules for 65 nanometers not having really been written yet, does this put you in position where you can strongly influence what 65 nanometers design rules might look like?

Aart: Okay, Bill. First, I think, Mentor is a very strong competitor and a strong company in its own right in this field, and so I'm sure that we will continue to compete with them as we have in the past and, you know, good for them. Regarding our own product, it's clear that from a user point of view, it is important to have an overall picture of the design to manufacturing flow that is coherent and works well together, and we will try to invent the best possible mechanisms to make that happen. In that context, as we look at 65 nanometer. You know, this is a huge task. I think we've learned the lessons well in the last year and a half how just 130 nanometer was delayed, had yield issues initially, etc. I think people should be aware of the fact that technology is nontrivial here, and so, what is exciting about the merger with Numerical is that the sum total of the technical talent, the skills, and some of the techniques here is eminently applicable to driving the state of the art forward. Now, you know us well enough to know we love the word state-of-the-art, maybe more so than we should, but the fact is that as a company we absolutely want to be as close as we possibly can to make semiconductor technology continue to evolve at the rapid pace, and 65 nanometer offers a great opportunity to do that.

Bill: Just as a follow-up. In their written comments when you bought Avant!, the Federal commissioners, several of them basically said that they would rely on the competitors to keep them informed about possible anti-competitive conduct on your part. I was wondering if you anticipate any type of difficulties with respect to this one?

Aart: No, not really because there's virtually no overlap in the technologies that we offer.

Bill: Great. Thanks very much.

Operator: We do have a question from the line of Brad Mook with Investec, please go ahead.

Brad: Thank you, and you actually may have just answered the question. Aart, you had described the businesses as perfectly adjacent and complementary and then also mentioned that you have a significant efforts already in the OPC area, and I was just wondering if you could just give a little more detail describing the potential overlap, or just how well those two presences fit together.

Aart: Well, certainly, you know, our own DSM efforts are around OPC and TCAD, TCAD standing for Technology Computer-Aided Design, and so these are businesses or product lines that came with Avant!. What Numerical adds is capabilities primarily in fracturing, which is the process of preparing a mask in terms of all of its smallest ingredients, and secondly in PSM, phase shift mask, which is a process that helps really sharpen the images that are obtained on chips. And, so these things are very, very complementary and, you know, there are small overlaps by virtue of it all being sort of the same field, but this is a field that is rapidly expanding with a lot of players and a lot of new technology.

Brad: Okay. Thanks.

Operator: We do have a question from Jeff Macy with Needham and Company, please go ahead.

Jeff: Oh, thanks very much. First question concerns the outstanding options that Numerical has that are out-the-money basically. What are the plans for those options? Will they be repriced?

Steve: Well, excuse me Jeff, it's Steve. No, there's no re-pricing involved. Everything converts at $7 per share, the ratio calculated around the closing date.

Jeff: Okay, and quick question on the technology front. I know with, you know, increasingly smaller line widths, I was wondering if maybe Aart could speak to how much this technology needs to be integrated within the overall design flow at the smaller geometries as opposed to, you know, being a standalone tool, and where do you see that going?

Aart: Well, clearly, the opportunity lies in having a more comprehensive picture of what happens to a chip design. Traditionally, there has been a very clean delineation where design ended at what's called the GDSII tape, which is the moment that you handover the description in terms of it's physical incarnation, and after that all of these tools take over. Going forward, I think there's the potential that it will be necessary to connect more of the true back-end, the DSM back-end, into the place-and-route tools in order to avoid some of the pitfalls that would stop masks from being functional. And so, that's an opportunity that we surely plan to explore. We do believe that a lot of customers would like to have from one supplier a solution where they can count on a very solid understanding of what happens on the physical level after the tapes are done.

Jeff: And what node do you think, if it does happen, would be the most critical? Is it at 90 or is it more likely at 65?

Aart: With all of these it is a continuum. We are actually starting to see that already at 130 people are having fairly substantial yield issues. What that tells us is that if you could have new techniques that would anticipate some of these yield problems early on and could eventually try to avoid the problems by doing some changes in designs, that would have impact. My own sense is that as these things go, if you see it at 130, you're going to really feel it at 90, and it will be absolutely, totally unavoidable at 65.

Jeff: Okay, great. Thanks a lot.

Aart: You're welcome.

Operator: We do have a question from the line of Erach Desai with American Technology Group. Please go ahead.

Erach: Thanks. I'm sorry that's American Technology Research. I have several questions. One is Steve, I know Raj asked the question, but let me see if I can try it. You suggested on the EPS side what the dilution would be. On the revenue accretion side, you know, I'm just trying to understand. I think street estimates for Numerical are around $45 million in revenues for this year. By my estimation, about $16-$20 million comes from transcription, another $10 million came from their PSM licensing, which is trending down because of the Intel deal. You've got a smattering of revenues from OPC, and the balance was coming from the Cadence OEM relationship, about $8-$10 million a year. So, I guess it's a fair question, you're paying more than four times revenues, if you net out cash, what kind of revenues are you paying for?

Steve: Erach, I think I'm not going to go into details on what our forecast revenues are or the components, but we'll give more details when we close.

Erach: And, you expect to do that together with your earnings or probably later?

Steve: Well, that depends on the timing of closing. They could occur approximately at the same time, in which case we would look at combining them, but we'd have to see how it goes through the tender process.

Erach: Okay, a couple of follow-ups. One is have you got any key employees on the Numerical side locked-up per se?

Steve: Excuse me, no, we don't have any employment agreements in that sense, but we're working carefully with the key employees at Numerical throughout the process to get an understanding of their capabilities and bring the two technologies together.

Naren: Maybe I can, this is Naren Gupta. I think some of our key employees are very excited about working with Synopsys. I can say that without a doubt. This is a great company with a similar culture, and, you know, an employment agreement only goes so far. I think the heart has to be into furthering the technology. So I'm very confident that some of our key technologies are going to be a very important part of Synopsys deal strategy.

Steve: Erach, I just wanted to add that it hasn't been Synopsys' practice to have employment agreements with any employees. So, we have not locked people up by agreement. We lock them up by making this a fun and interesting and rewarding place to work.

Erach: Okay, to Naren's point then, I mean in all fairness, I'm sure 100% premium roughly is viewed very positively by the employees, but I assume from Steve's comment that you guys will look at giving additional options in Synopsys to hold these people hopefully for a long time.

Steve: We'll do whatever we do--what we do in all acquisitions, which is to look at the employees, and overall comp in the Synopsys system and what they had, and make adjustments as necessary.

Erach: Fair. Just a mechanics question, was there banking advice on either or both sides, and who were they?

Steve: CSFB represented Numerical, and Synopsys was not represented by bankers.

Eric: Okay, thank you.

Steve: You're welcome.

Operator: We do have a question from the line of Dennis Wassung with Adams, Harkness, and Hill, please go ahead.

Dennis: Thank you, and I apologize if I repeat. I was disconnected for a couple of minutes. First off, you talked about basically a complementary product line. I thought I was aware that Avant! had some capabilities in the phase shifting side as well as their strength in OPC. Just comment on that briefly, and then also just on the competitive landscape in general. I know Mentor Graphics has some capabilities on the phase shifting side. I just wanted to see if you have any comments in terms of the other more lithography equipment suppliers in terms of their capabilities. I know ASML has some capabilities in the attenuated phase shifting side. See if you could comment there--if you see those as competitors or partners going forward.

Aart: I think in most of the cases, we see all of these people as partners because the big challenge here is to get the overall equation to work really well and so our objective will absolutely be to work closely with the equipment vendors, potentially also a number of other EDA providers as it makes sense, but the very nature of your question illustrates that this is a field in full movement because it is a field that has very big technology challenges. And so we found in the past that investing heavily on the technical side while building good relationships is the best recipe for success.

Dennis: And, on the Avant! side of it with their capabilities in phase shifting?

Aart:    Some minor capabilities, but the main emphasis really was OPC.

Dennis:  Okay, thank you very much.

Aart: You're welcome.

Operator: We do have a question from the line of Jennifer Jordan with Wells Fargo Securities. Please go ahead.

Jennifer: Yes, very quickly, my question may already have been answered, but I'm curious about, as you just mentioned that Avant! had some capabilities in OPC, but there is also the design rule checker. Do you intend to have those two teams working together? And, if so, who leads the team?

Aart: Well, we certainly would like all of the teams to work closely together because that's going to be the only way to get the overall solution to be coherent. At the same time, we approach any acquisition or merger by first giving it some time to get to know the people and the product really well before making organizational decisions. We have found that that is the best way to engage everybody and to really arrive at better solutions as you team up with somebody.

Jennifer: So, you don't now have sense yet of who you'd basically have leading that team?

Aart: It's not only that. While we may have some sense, but we are actually committed to not decide before knowing the teams well.

Jennifer: All right, thank you.

Aart: You're welcome.

Operator: We do have a question from Jay Vleeschhouwer with Merrill Lynch. Please go ahead.

Jay: Thanks, a couple of follow-up questions. One, Aart can you talk about this acquisition in the context of your overall database strategy in terms of how this technology would fit into what you're planning to do with Milkyway generally, and following up on Bill's earlier question about Mentor. There's been some talk about their putting Calibre on the Milkyway database and that they might even overall support the Milkyway database. Could you talk about that as an issue in terms of the motivation for doing this transaction? Then a longer term question, there's been some talk about a successor technology to GDSII. If you could talk about the eminence and the importance of that and as well if there's any expectation that the X-technology might be adopted in the future and how, again, this acquisition might pertain to that?

Aart: Okay, well, you're probably aware of the fact that we have been intending to announce what we're going to do with Milkyway shortly. We're still on plan to do exactly that. I cannot comment for what Mentor may or may not do. We certainly have a very constructive relationship in those dialogues. In terms of GDSII succession, the key problems here are two-fold. One is the amount of data the other is the nature of the data, and so GDSII is sort of heading towards the GDSIII, which is called Oasis or driven by a group referred to as Oasis. We are both very proactive in that, and we are supportive of it, and so, given that our own database efforts certainly coming from the Avant! side have been very, very close to the layout, you can imagine that we will do our absolute best to incorporate the learning that we get from Numerical's perspective on these problems into what we do with the database and we'll do our best to factor some of that thinking in by the time of the Milkyway announcement.

Jay: And, lastly for Numerical, can you just remind us, to the degree that you can, of the terms and conditions of your Intel relationship?

Naren: It's a complicated relationship, and we have filed basically the entire document so, I would really suggest you go look at that document. It's a multi-million dollar relationship and the document pretty much outlines all the terms and conditions.

Aart: Any other questions?

Operator: Due to time constraints, we have no further questions.

Aart: In that case, thank you very much for attending this meeting on short notice. We are very excited about how this teaming up really opens up and broadens the horizon for us, and over the next few weeks we'll keep you up to date as we progress towards the closing. Thank you very much.

Operator: Ladies and gentleman, the foregoing discussion was neither an offer to purchase nor a solicitation of an offer to sell shares of Numerical. At the time the tender offer has commenced, Synopsys and its fully-owned subsidiary Neon Acquisition Corporation, intends to file a tender offer statement of Schedule TO, containing an offer to purchase, forms of a letter of transmittal, and other documents relating to the tender offer, and Numerical intends to file a solicitation recommendation statement on Schedule 14D-9 with respect to the tender offer. Synopsys, Neon Acquisition Corporation, and Numerical intend to mail these documents to the stockholders of Numerical. These documents will contain important information about the tender offer, and stockholders of Numerical are urged to read them carefully when they become available. The stockholders of Numerical will be able to obtain a free copy of these documents when they become available at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents when they become available from Synopsys, by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations; or from Numerical by contacting Numerical at 70 West Plumeria Drive, San Jose, California, 94134, attention: Investor Relations. This conference will be available for replay after 10:30 a.m. Pacific Time today through Saturday, January 25, at 12:00 midnight. You may access the AT&T executive playback service at anytime by dialing 1-800-475-6701 and entering the access code of 671239. International participants may dial 320-365-3844. Those numbers again are 1-800-475-6701 and 320-365-3844 with the access code of 671239. That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference Service. You may now disconnect.

End of Conference Call